April 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:             Myra Moosariparambil

CraigArakawa

Irene Barberena-Meissner

Kevin Dougherty

Re: Webus International Ltd.

Amendment No. 3 to Registration Statement on Form F-1

Filed June 29, 2023

File No. 333-269684

Ladies and Gentlemen,

On behalf of our client, Webus International Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 11, 2023, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting the Amendment No. 4 to the Registration Statement on Form F-1 (the “Amendment”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment.

Amendment No. 3 to Registration Statement on Form F-1

Risk Factors

Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review..., page 53

1. We note your disclosure on the "Measures for Security Assessment for Outbound Data Transfer", which became effective on September 1, 2022. You further disclose that as of the date of this prospectus, you have not transferred any user information to places outside of the PRC. In this regard, you also disclose that as advised by AllBright, you are not currently subject to the outbound data transfer regulations because "Chinese customers using [y]our services must provide their information on Wetour’s website and applications, which were established and maintained in the U.S. Therefore, there is no data transferred across the border of PRC by [you]." However, you also disclose that your PRC users may have the potential needs to make reservations inside PRC and enjoy travel services overseas. Under such circumstances, you disclose that you may need to transfer user data outside of the PRC to "Wetour" or your overseas business partners to satisfy your PRC users’ needs and that such user data is mainly the user’s information required for reservation such as the user’s name and contact information which you believe is not Important Data or sensitive personal information. You disclose though, that if you cumulatively transfer abroad the personal information of more than 100,000 PRC users, you believe you will be subject to assessment by the CAC. If you are subject to assessment by the CAC for any reason, and you fail to pass such assessment and/or to comply with the data privacy and data security requirements raised during such assessment, you disclose that you could be subject to penalties, and incur damage to your reputation and brand, and harm your business and the results of operations. Please explain in greater detail the nature of the penalties your company and/or its officers and directors may incur if you fail to pass a CAC assessment and/or are deemed noncompliant with the data privacy and data security requirements raised during such assessment, and any related impact on your results of operations.

Response: In response to the Staff’s comment, we have disclosed in detail the potential penalties that may be imposed on our company and associated individuals, as well as the potential impact on our results of operations if we are unable to pass a CAC assessment or deemed noncompliant with the applicable data security laws and regulations on pages 57 and 119.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq. VCL Law LLP

cc:	Nan Zheng, Chief Executive Officer of Webus International Ltd.